SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

November 28, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Madeleine Mateo

Re:	Accelerant Holdings

Draft Registration Statement on Form S-1

Submitted on October 20, 2023

CIK No. 0001997350

Ladies and Gentlemen:

On behalf of our client, Accelerant Holdings (“Accelerant” or the “Registrant”), we hereby confidentially submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 16, 2023 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form S-1 submitted to the Commission (the “Registration Statement”). We are concurrently submitting confidentially via EDGAR this letter and an amendment to the Registration Statement (“Amendment No. 1”).

The Registrant has advised us that the Registration Statement will be publicly filed and all non-public draft submissions will be publicly available on the EDGAR system (i) at least 15 days prior to the Registrant conducting its road show or (ii) in the event the Registrant does not conduct a roadshow, at least 15 days prior to the requested effective date.

In this letter, we have recited the comments from the Staff in italicized and bolded type and have followed each comment with the Registrant’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to Amendment No. 1.

General

1.	We note references to your investment portfolio and investment managers throughout the registration statement. Please add the following disclosures:

• Describe your investment strategy and, if applicable, how your strategy differs from a traditional fixed-income investment strategy in your Summary and Business sections.

In response to the Staff’s comment, the Registrant has added disclosure on pages 107-108 of the Registration Statement describing the Registrant’s investment strategy.

• As applicable, disclose in the appropriate sections the impacts of macroeconomic conditions, such as interest rates, foreign currency exchange rates, conditions in the debt and equity markets and market volatility, as well as risks associated with asset classes that comprise your investment portfolio.

In response to the Staff’s comment, the Registrant respectfully highlights the disclosure on pages 119-120 of the Registration Statement, which it has updated, describing the impact of macroeconomic conditions on the asset classes that comprise the Registrant’s investment portfolio.

• In your Business section, break down the investment portfolio by composition of investment grade and non-investment grade assets, further broken down by asset class and assigned credit rating. These figures should be provided by dollar amount and the percentage of your portfolio.

In response to the Staff’s comment, the Registrant has added disclosure on pages 108-109 of the Registration Statement to provide greater detail on investment portfolio allocation and credit ratings.

• In your Business section, disclose the material terms of any investment management agreements currently in place, including the identities of the parties to the agreement, the compensation structure with and historical fees paid to the investment manager(s), any minimum amount of assets required to be covered under the agreement, and term and termination provisions. Please file the material agreements as exhibits.

In response to the Staff’s comment, the Registrant has added disclosure on page 108 of the Registration Statement and has added the corresponding material agreements as Exhibits 10.19 through 10.33 and 99.3, which it intends to file in a subsequent pre-effective amendment to the Registration Statement.

2.	Please define the term “selling shareholder.”

The Registrant respectfully advises the Staff that its sponsor and largest indirect shareholder, ACP Accelerant Holdings LP, a subsidiary of Altamont Capital, is currently expected to offer some or all of the shares it receives in connection with the Accelerant Holdings LP Distribution set forth in the Registration Statement. Based on its intention to sell in the offering, ACP Accelerant Holdings LP has been identified in the Registration Statement as the “Selling Shareholder” on the cover page, in the “Selected Defined Terms” section and on page 15 of the Registration Statement. Other relevant disclosures regarding ACP Accelerant Holdings LP (including the number of common shares it intends to sell as well as other information required under “Principal and Selling Shareholders” on page 177 of the Registration Statement) will be included in a subsequent pre-effective amendment to the Registration Statement.

Prospectus Summary, page 1

3.

We note your discussion about your company’s history of growing its business and your plans for your future operations. Substantially revise your disclosure to balance your presentation so that it is clear that you have been generating net losses in each of your operating years. Additionally, where you discuss your growth since your founding, please discuss whether your recent growth rate is indicative of future growth rates, or reflects your growth as a newly formed business.

In response to the Staff’s comment, the Registrant has amended its disclosure on pages 3, 13, 22 and 123 of the Registration Statement to state that it has generated net losses in each year since its inception, including appropriate risk disclosure. It has also added disclosure on pages 1, 33, 75 and 121 of the Registration Statement to address the Registrant’s expectation that its future growth is likely to moderate as it matures and continues to scale its business.

4.

We note that you own an equity stake in 16 members. We also note your statement on page 7 that you have protocols in place to ensure you do not compete with your members. Please briefly describe the key elements of such protocols. Both here and in your Business section discuss any adverse effects such investments in certain members may have on the ability to attract new members.

The Registrant believes that, given the addressable market for potential Members and its current pipeline, the likelihood of its investments in Members resulting in adverse effects on the growth of its business and the addition of new Members to its platform is low, but in response to the Staff’s comments has revised the disclosure on pages 7 and 126 of the Registration Statement to note this risk and the protocols that are in place to address competition between the Registrant and its Members.

5.

We note your disclosure on page 1 that, “[a]s of September 30, 2023, we have 134 Members and over 60 risk capital partners on our platform, with a 104% compounded annual premium growth rate from 2019 to 2022.” We also note your disclosure on page 11 that “[t]he majority of the Risk Exchange’s business today is written by Accelerant-owned insurance companies,” your disclosure on page 91 that your Accelerant-owned insurance companies accounted for all of your Exchange Written Premium in both 2022 and 2021, and your disclosure on page 25 that Flywheel Re sources approximately 32% of your risk capital. Please highlight at the forefront of your Prospectus Summary the number of members and risk capital partners in which you own an equity interest or are otherwise related and disclose the percentage of Exchange Written Premium written by such members. Please include similar disclosure accompanying the graphs on page 3.

In response to the Staff’s comment, the Registrant has revised the disclosure, including the accompanying graphs, on pages 3, 12, 123 and 133 of the Registration Statement to clarify, with one exception noted in the updated disclosure, that it does not have any equity ownership interest in, and is not otherwise related to, any risk capital partners, and to specify the overall number of Members in which it has an equity ownership interest and the amount of Exchange Written Premium (and percentage of total Exchange Written Premium) that has been written by those Members.

6.

We note your disclosure throughout the document that you “expect” or “intend” your shares will trade on the NYSE. Please advise us of any conditions that must be fulfilled prior to such trading. As appropriate, update your document to reflect updated information.

The Registrant expects to soon receive a clearance letter from the NYSE. Upon receipt of its clearance letter from the NYSE, the Registrant will submit its initial application for listing. The Registrant expects to receive authorization from the NYSE following submission by the Registrant of its initial listing application. As requested by the Staff, the Registrant will update the Registration Statement to reflect the status of its NYSE listing in subsequent pre-effective amendments.

7.

We note that your MGAs predominately underwrite low-limit, low-hazard, specialty commercial risks. Please discuss the risk products that are then exchanged through your Risk Exchange. For example, we note your graphic representation of GWP by Class and Product on page 11. Please provide a narrative discussion of these classes and products.

In response to the Staff’s comment, the Registrant has added disclosure on pages 10 and 127 of the Registration Statement to provide further detail on the products that are written through its Risk Exchange.

Company Overview, page 1

8.

We note your disclosure on page 2 stating that your gross loss ratio has declined every year. However, your disclosure on page 90 indicates that the gross loss ratio was flat at 55.5% for both 2022 and 2021. Please revise your disclosure on page 2 to clarify the year-over-year change in your gross loss ratio. Further, revise your disclosure on page 3 to quantify the gross loss ratio for the year ended December 31, 2021.

In response to the Staff’s comment, the Registrant has amended its disclosure on pages 2 and 122 of the Registration Statement to clarify that its gross loss ratio was flat between 2021 and 2022, and has added a reference to its gross loss ratio for the year ended December 31, 2021 on page 3 of the Registration Statement.

Our Members, page 10

9.

Revise this section to provide additional information on the firms that make up the “small to medium” businesses that are your targeted insured, and discuss reasons why those businesses, and the particular risks, might not be served by the traditional market. Provide a more in-depth discussion of your product offerings in your discussion on page 112. That discussion should also address, in detail, whether the risks are covered by your regulated insurance companies in the states where the insureds are located. To the extent that you offer a significant amount of specialty contracts that are not permissible lines of business for regulated insurers in the relevant state, please discuss the specific risks of those contracts, including any possibility of high cost/low probability losses.

In response to the Staff’s comment, the Registrant has added disclosure on pages 7-8, 10 and 126-127 of the Registration Statement to include a more detailed discussion of “small to medium” businesses and the Registrant’s product offerings.

Summary of Risks Associated with Our Business, page 12

10.	Please include in your Summary of Risks your history of losses and your disclosure that you have not been profitable since your inception in 2018.

In response to the Staff’s comment, the Registrant has added disclosure on page 13 of the Registration Statement to reflect the summary risk that, in each year of operations, the Registrant has produced a net loss and may continue to incur losses for the foreseeable future, and has added accompanying disclosure on page 22 further describing the risk.

Summary Accelerant Holdings Historical Consolidated Financial Data, page 17

11.

We note your disclosure of organic revenue growth rate and the related definition of the measure on page 80, which does not appear to be labeled as a non-GAAP financial measure. Please tell us how you determined whether organic revenue, or your related organic revenue growth rate, represents a non-GAAP financial measure. To the extent you determine that it does represent a non-GAAP financial measure, label it as such and provide required disclosures accordingly.

The Registrant considers its Organic Revenue Growth Rate to be an operating performance metric, rather than a non-GAAP measure, because when calculating its Organic Revenue Growth Rate, the Registrant is not modifying its revenue as calculated under GAAP. Rather, Organic Revenue Growth Rate is calculated using the Registrant’s GAAP accounting records to subtract the revenue generated by newly acquired Owned Members in the current period, divided by revenue reported in the prior period.

The Registrant has added a table containing the components of and the method for calculating its Organic Revenue Growth Rate on page 83 of the Registration Statement to provide a reconciliation of the Registrant’s total GAAP revenue growth rate to its Organic Revenue Growth Rate for the nine months ended September 30, 2023 and 2022.

Risk Factors, page 20

12.

We note that you have several risk factors that address risks that can be exacerbated by periods of inflation. Please tell us whether the rise in economic prices has had any direct impact on the cost of covering insured losses or expected costs have risen such that inflation itself is a specific risk to your financial performance in the near term.

In response to the Staff’s comment, the Registrant has revised and supplemented its disclosure on page 31 of the Registration Statement to specify that inflation has increased the cost of insured losses and expected future insured losses.

Our reinsurers may not reimburse us for claims on a timely basis, page 30

13.	Please disclose whether your exposure to the falsified letters of credit collateralizing a portion of your reinsurance coverage resulted in any adverse effects on your results of operations.

In response to the Staff’s comments, the Registrant has added disclosure on page 32 of the Registration Statement to clarify further the effects that the incident had on Accelerant Specialty Insurance Company and certain regulatory and commercial consequences.

There is increased litigation related to…business interruption insurance, page 33

14.

Revise this risk factor, with a view towards additional disclosure elsewhere as warranted, to disclose the total number of policies, and the insured loss value of those policies, which might be subject to business interruption insurance. To the extent material, disclose the amount of those policies covered by policies insured by your captive insurance companies, and/or insured by Accelerant owned reinsurers. Also, please clarify if business interruption insurance is one of the losses covered by the specialty insurance policies issued by your members.

In response to the Staff’s comment, the Registrant has added disclosure on pages 35-36 of the Registration Statement detailing the number of pre-COVID-19 policies with business interruption insurance and the insured loss value of those policies, and confirming that business interruption is one of the risks covered by the insurance products issued by its Members where the policy holder requests such cover.

Our business is subject to risks related to legal proceedings and governmental inquiries, page 44

15.	Please disclose whether you are currently involved in any investigations and lawsuits.

The Registrant has added disclosure on page 139 to confirm that, other than in the ordinary course of its business operations, it is not currently party to any civil or governmental investigation, claim or lawsuit.

Use of Proceeds, page 64

16.

We note that you may use a portion of the net proceeds to acquire or invest in businesses. Please identify such businesses, if known, or, if not known, please disclose the nature of the businesses to be sought, the status of any negotiations with respect to the acquisition, and a brief description of such business.

In response to the Staff’s comment, the Registrant has added disclosure on page 66 of the Registration Statement to clarify that a portion of the net proceeds may be used to acquire or invest in business, including, but not limited to, MGAs, insurance companies, insurance intermediaries, technology companies, and service providers active in its ecosystem. The Registrant has also updated the disclosure to clarify that it has not identified any such businesses including the 8 MGAs with which it has entered into, in each case, a call option agreement to purchase some portion of their outstanding equity.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 72

17.

We note your risk factor on page 30 discussing the risk of severe weather conditions adversely affecting your business, results of operations and financial condition. If applicable, please add disclosure in your Management’s Discussion and Analysis of Financial Condition and Results of Operations section identifying catastrophe events that had a material impact on your financial condition in the relevant periods.

In response to the Staff’s comment, the Registrant has added disclosure on page 116 of the Registration Statement detailing those historic catastrophe events which resulted in $5 million or more in incurred claims.

18.

Please quantify the amount of your overall business flow, i.e. the number of Members writing premiums, the number of Risk Capital Partners purchasing premiums, and the number of reinsurers to which premiums are ceded, in which you own an equity interest or are otherwise related. For example, discuss and quantify the portion of your business that reflects Owned Members writing premiums which are then Accelerant Written.

In response to the Staff’s comment, the Registrant has added disclosure on page 83 of the Registration Statement. Additionally, the Registrant respectfully refers the Staff to its response for comment no. 5 and the corresponding updates to the Registration Statement.

19.

On page 78 you discuss your investment in technology. We also note that you discuss that your business plan contemplates providing additional features to collect and analyze data from your members on both the “supply” and “demand” side of your exchange. Revise your disclosure to clarify whether management expects that your existing level of commitment to technological development will be sufficient to meet your goals for the platform, or if additional investments would be required.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 81 of the Registration Statement to clarify that its management expects the annual expenditure on the development of the Registrant’s Risk Exchange technology as a percentage of its Exchange Written Premium to increase over the medium term. The Registrant expects consequent growth of the business to thereafter reduce this expense as a percentage of Exchange Written Premium relative to 2022 and 2023.

20.

Please revise your Management’s Discussion and Analysis of Financial Condition and Results of Operations section in future filings to discuss your financial condition and changes in financial condition for each of the periods presented as required by Item 303 of Regulation S-K. Refer to SEC Release Nos. 33-6835 and 33-8350.

In response to the Staff’s comment, the Registrant has added disclosure to pages 107 through 111 of the Registration Statement.

Key Factors that Could Affect Our Performance, page 75

21.	For each factor you discuss, please disclose your historical trends and management’s and the board’s actions to effect the next quarter.

In response to the Staff’s comment, the Registrant has amended the disclosure on page 78 of the Registration Statement.

Loss and Loss Adjustment Expenses, page 84

22.

We note your discussion of changes in net loss, LAE and gross incurred losses & LAE in 2022 compared to 2021. Please revise to provide a more fulsome discussion of any known events, volume, activities or other factors driving the changes between the periods and quantify, where applicable.

In response to the Staff’s comment, the Registrant has added disclosure to page 89 of the Registration Statement.

Segment Information, page 86

23.

We note your segment disclosure regarding Exchange Services and MGA Operations on pages 89 and 90. Please revise these sections to discuss segment performance and revenue attributed to both affiliated and unaffiliated entities separately. Please also revise these sections to make it clear that the revenue associated with affiliated entities is eliminated upon consolidation.

In response to the Staff’s comment, the Registrant has added disclosure on pages 103-104 of the Registration Statement.

Business, page 103

24.

We note your disclosure on page 28 that “[a]s of December 31, 2022, we reinsured 84.5% of GWP. Additionally, as of June 30, 2023, we reinsured 94.8% of GWP.” Please identify the underlying insurance that is being reinsured, the nature and amount of collateral in trust under the contracts, and any related party information. Please include material agreements as exhibits.

In response to the Staff’s comment, the Registrant has added disclosure on page 29 and respectfully advises the Staff that every policy in every type of insurance written by the Registrant is reinsured under one or more reinsurance contracts. The amount held in trust to support reinsurance receivables as of September 30, 2023 was $134.1 million. The collateral was all in fixed income securities allowed under Section 114 trusts under the NAIC model laws. None of our reinsurance counterparties is a related party. While Accelerant Re (Cayman) reinsures affiliated insurance companies and provides collateral in trust, such reinsurances are eliminated in consolidation. The Registrant respectfully advises the Staff that it does not believe that any of these reinsurance contracts is individually material or outside the ordinary course of business for the Registrant, and thus would not expect to file them as an exhibit to the Registration Statement.

25.

We note that on page 32, you include a risk factor that discusses your dependence on certain third parties, including VantagePoint and Soteria. However, your business discussion does not address which functions are supported by your key third party providers, or indicate the services that the two named examples provide. To the extent your business relies on key third party providers, including for any risk management, investment management or data collection and processing for your exchange, please revise your disclosure to indicate instances where you are dependent on key third parties. Also, to the extent you are reliant on third party services provided by entities owned or affiliated with your management or current owners, please note those relationships.

In responding to the Staff’s comment, the Registrant has reconsidered the references to third-party vendors on which its business is dependent. Both VantagePoint and Soteria are internal-facing vendors. Accordingly, the Registrant has amended the disclosure on pages 34-35 of the Registration Statement to substitute the reference to VantagePoint and Soteria with Pro Global, a third-party service provider of basic operational support for pre-processing the Registrant’s bordereaux files. Additionally, in response to the Staff’s comment, the Registrant has added new disclosure on page 35 of the Registration Statement confirming that it is not reliant on any third-party services from owned or affiliated entities.

26.

You discuss extensively that your business is dependent upon attracting new members who will ultimately become MGAs. Revise this section, and elsewhere throughout the Summary and Risk Factors where appropriate, to discuss how Accelerant is able to identify and attract underwriters with the appropriate skill and desire to become MGAs, and whether the company believes that the cost to identify and recruit MGAs will increase on a per-MGA basis as you continue to expand your offerings.

In response to the Staff’s comment, the Registrant has amended the disclosure on pages 25 and 75 of the Registration Statement to disclose the manner in which it identifies underwriters with the appropriate skill to become heads of MGAs that are incubated in its Mission business. Once identified, the Registrant seeks to recruit the underwriters to become the head of a Mission MGA, though it is not always successful in these attempts. The Registrant does not believe that as it continues to expand the offerings on the Risk Exchange, the cost of identifying and onboarding such underwriters will increase materially.

27.

We note that you disclose in the risk factors on page 41 that you may be subject to risks related to a possible cyber attack, including on the risk exchange or on one or more of your members. We also note your discussion of Bermuda’s cyber law. Please disclose the nature of your board’s or management’s role in overseeing your cybersecurity risk management, the manner in which you administer this oversight function and any effect this has on your management or leadership structure.

In response to the Staff’s comment, the Registrant has added disclosure on page 43 of the Registration Statement to describe how its Chief Information Security Officer oversees its cybersecurity risk management practices and reports to the Board of Directors.

Member Case Studies, page 114

28.

We note that you provide “case studies” of two of your members. We also note that one of the reasons you articulate for your onboarding process is to help Accelerant evaluate whether a potential MGA has the ability to grow into a self-sustaining business. Revise this section to discuss whether the performance of these two examples is representative for new members who joined during the same time periods.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 132 of the Registration Statement to state its view that the two Member “case studies” are reflective of the value proposition its platform offers to all Members and that it included them to demonstrate how its Risk Exchange generates value for both Members with historically substandard performance as well as those with historically strong performance.

Risk Management, page 116

29.

We note that you include risk factor disclosure that indicates that you have funds held in deposit accounts that exceed the FDIC or FSA limits. Revise your disclosure, where appropriate, to discuss any additional monitoring you perform to minimize the possible impact on your access to cash, or your ability to pay insureds from your existing restricted cash, from the solvency of the financial institutions holding your cash deposits.

In response to the Staff’s comment, the Registrant has added disclosure on page 107 of the Registration Statement.

Principal and Selling Shareholders, page 155

30.	Please identify the natural persons who have voting or dispositive power with respect to the shares of the entities listed under 5% Shareholders.

The Registrant undertakes to specify this information in a subsequent pre-effective amendment to the Registration Statement, but notes for the Staff’s information that Keoni Schwartz has indirect voting or dispositive power with respect to the equity of ACP Accelerant Holdings, L.P. and Todd Boehly has indirect voting or dispositive power with respect to the shares of Eldridge Accelerant Funding, LLC.

Executive Compensation, page 169

31.	Please advise why you have not also included a separate table for the grants of plan based awards. Refer to Item 402(d) of Regulation S-K.

The Registrant respectfully advises the Staff that the Registrant is an Emerging Growth Company and accordingly is not required to provide such information under the JOBS Act.

Ceding commission income, page F-14

32.

We note your disclosure that certain of the ceding commissions are subject to sliding scale adjustments, as well as your disclosure on page 84 describing the $29.0 million reduction for net sliding scale adjustments during 2022. Please revise your disclosures in the filing to provide additional details on the sliding scale adjustments and how they are determined, including any maximum or minimum limits.

In response to the Staff’s comment, the Registrant has added disclosure on page 118 of the Registration Statement to provide more information about the relationship of sliding scale commissions to loss ratio experience on subject business, additional details as to how adjustments are periodically determined, including maximum and minimum limits and the contractual amount under an assumed loss ratio percentage. The Registrant has also added disclosure on pages F-35, F-86, F-87, F-125, F-177 and F-178 of the Registration statement.

The Registrant’s process for calculating changes in ceding commission receivable from our reinsurers is linked to the results of the actuarial reserving process for loss and loss adjustment expense reserves, whereby changes in the estimated ultimate loss ratios applicable to a specific reinsurance arrangement or treaty years affect the ceding commissions receivable on the sliding scale basis.

In certain cases, changes in ultimate loss ratios associated with particular Members or events significantly affect the ceding commission income for the period. For example, ceding commission income for the year ended December 31, 2022 was impacted by the $29.0 million reduction for net sliding scale adjustments disclosed in the Registrant’s financial statements as an offset to amortization income for commissions previously received on business written during 2021 and prior, due to adverse claims experience. The Registrant will continue to disclose individually significant adjustments to ceding commission income.

Direct commission income, page F-14

33.	Please revise to include the disclosure required by ASC 606-10-50-13 through paragraph 15 as applicable.

The Registrant respectfully advises the Staff that the requirement to disclose information about the Registrant’s remaining performance obligation under ASC 606-10-50-13 through paragraph 15, while applicable, is not disclosed because the amount of revenue from third parties to be recognized in future periods beyond one year is not material to the consolidated financial statements. This is due to the large proportion of commission income that is either intercompany in nature (and therefore eliminated in consolidation) or revenue that is subject to the exception in paragraph 50-14 applicable to contracts of one year or less. As the Registrant engages in increasing amounts of third party transactions, the deferred amounts of revenue are expected to become material and will be disclosed at such time.

Reinsurance Recoverables and Payables, page F-20

34.

We note your disclosure stating that in 2022, the Company formed Flywheel Re, an unconsolidated reinsurance sidecar entity, through which institutional investors are offered specialty insurance risk and returns that are uncorrelated with broader financial markets. Further, we note that the entity is not consolidated because the Company does not have the power over the activities that most significantly impact the economic performance and it is wholly-owned by third-party investors, and that the reinsurance arrangements are on an arm’s length basis. Please address the following:

• Tell us and revise your disclosures to explain the structure, as well as who and how the Company participated in the formation of Flywheel Re and the terms, including a description of any rights and obligations, of each entity in the arrangements.

In response to the Staff’s comment, the Registrant has added disclosure to page F-20 of the Registration Statement. The Registrant further advises the Staff that Flywheel Re is not consolidated into the Registrant’s consolidated financial statements because the Registrant does not have the power over the activities that most significantly impact Flywheel Re’s economic performance and it is wholly owned by sophisticated institutional third-party investors. Flywheel Re is a Class C Insurer licensed in the Cayman Islands to provide reinsurance on a collateralized basis. Each investor group in Flywheel Re purchased preferred shares in a segregated portfolio owned solely by such investor group. The purchase price of the preferred shares is pledged as collateral to Accelerant Re, the cedent to Flywheel Re under each applicable reinsurance agreement. The Registrant has no equity or other investment in Flywheel Re nor any of its segregated portfolio. The Registrant’s only economic relationship with Flywheel

Re arises from the reinsurance contract with Accelerant Re (Cayman), which has typical market terms and does not meet the criteria of a variable interest (i.e., an interest that “absorbs” some or all of the variability that the entity was designed to create). Accelerant Re (Cayman) cedes premium and losses, in amounts determined in accordance with the terms of the applicable reinsurance agreement, to Flywheel Re. All investor groups are obligated to cede and accept such premium and losses over the course of three underwriting years. The Registrant, through its financial advisor, participated in the formation of Flywheel Re by marketing its specialty portfolio to a select group of institutional investors and negotiating the reinsurance arrangements with Flywheel Re. The Registrant’s reinsurance arrangements with Flywheel Re have been contracted on an arm’s-length basis. The Registrant has added disclosure on pages 182 and F-20 to reflect these arrangements.

• Tell us and revise your disclosures to clarify how the risk and returns are uncorrelated with broader financial markets.

The Registrant respectfully advises the Staff that it expects Flywheel Re’s future cash flows and investor returns to be dependent on the loss performance of the underlying portfolio of specialty insurance business the vehicle reinsures and, therefore, relatively uncorrelated with movements or trends in the broader financial markets. The Registrant has added disclosure on pages 4 and 124 of the Registration Statement that describes this expectation.

• Considering the above, tell us how you determined that the arrangement terms are on an arm’s length basis.

The Registrant respectfully advises the Staff that it has determined that the arrangement terms are on an arm’s length basis based on negotiations resulting from a marketing process with a reasonable number of sophisticated institutional investor counterparties. Additionally, the Registrant’s commission terms for the Flywheel Re reinsurance structure are materially similar to those of the Registrant’s third-party quota share reinsurance partners.

• Explain whether any of your arrangements with Flywheel Re represent a variable interest and your related consolidation analysis.

The Registrant respectfully advises the Staff that it has no other contractual or other pecuniary interests in Flywheel Re whose values would change with a change in the fair value of Flywheel Re’s net assets (i.e., no other interests which can be classified as variable interests in the context of consolidation guidance), and therefore holds no interests which can be classified as variable interests in the context of consolidation guidance.

3. Segment Information, page F-23

35.	Please revise to disclose geographic information required by ASC 280-10-50-41.

In response to the Staff’s comment, the Registrant has added disclosure on pages F-26 and F-116 of the Registration Statement to supplement existing geographic disclosures that articulate the Registrant’s operating presence (including the direct commission income presented by geography in the revenue from contracts with customers in Note 7 to the consolidated financial statements) such that all sources of revenue by geography are presented together. The Registrant does not include long-lived asset disclosure by geography, as such information is not reviewed by the Chief Operating Decision Maker as referenced in our disclosure.

6. Variable Interest Entities, page F-31

36.

Please tell us and revise your disclosures to clarify whether you have any variable interest entities, in which the Company is not the primary beneficiary. To the extent that you do, revise to include disclosures required by ASC 810-10-50-4.

In response to the Staff’s comment, the Registrant has added disclosure on page F-87 of the Registration Statement. The Registrant has determined it is the primary beneficiary for each of the variable interest entities in which it holds a variable interest. Certain clarifying disclosures were made to remove any implication that the Registrant held such interests.

If you have questions with respect to Amendment No. 1 or the responses set forth above, please direct the questions to me at 212-839-5684 or sgandhi@sidley.com.

Sincerely,

/s/ Samir A. Gandhi
Samir A. Gandhi

cc:	Jeff Radke, Accelerant Holdings

Nancy Hasley, Accelerant Holdings

Robert A. Ryan, Sidley Austin LLP

Thomas Holden, Ropes & Gray LLP

Rachel Phillips, Ropes & Gray LLP